Exhibit (a)(5)(iv)

STATE OF INDIANA	)
	)	SS:
COUNTY OF MARION	)

IN THE MARION CIRCUIT/SUPERIOR COURT

CIVIL DIVISION

DAVID JAROSCLAWICZ, on behalf of	)
himself and all others similarly situated,	)
)
Plaintiff,	)
vs.	)
)
JEFFREY H. SMULYAN, SUSAN B.	)
BAYH, GARY L. KASEFF, RICHARD	)
A. LEVENTHAL, PETER A. LUND,	)
GREG A. NATHANSON, LAWRENCE	)
B. SORREL, PATRICK M. WALSH, JS	)
ACQUISITION, INCORPORATED, and	)
EMMIS COMMUNICATIONS	)
CORPORATION,	)
)
Defendants.	)

CAUSE NO.

CLASS ACTION COMPLAINT
     Plaintiff alleges upon knowledge as to his own acts and upon information and belief as to all other matters, as follows:
SUMMARY OF THE ACTION
     1. This is a class action brought by Plaintiff on behalf of himself and the public shareholders of Emmis Communications Corporation (“Emmis” or the “Company”) against the directors of Emmis and JS Acquisition, Inc. (“JS Acquisition”) arising out of an offer by JS Acquisition and Alden Global Capital (the “Acquisition Group”) to purchase all the issued and outstanding Emmis Class A common stock (the “Common Stock”). The price offered by the Acquisition Group for the Company Common Stock of $2.40 per share (the “Offer Price”) does not fairly or adequately value Emmis’ assets and its business prospects, which have been steadily improving after prior financial difficulties.

     2. Defendant Jeffrey H. Smulyan, the Company’s current Chief Executive Officer will not be selling his shares of Common Stock in the Proposed Acquisition. Instead, the terms of the Proposed Acquisition anticipate that Defendant Smulyan will own substantially all of a new class of voting common stock of Emmis and will hold all of the outstanding stock of Defendant JS Acquisition, which, in turn, is expected to own all of a new class of non-voting common stock of Emmis that will represent all the outstanding equity value of Emmis. In other words, Defendant Smulyan is effectively taking the Company private and cashing out the interests of the Company’s minority shareholders.
     3. The Proposed Acquisition is contingent on Emmis’ Board of Directors (the “Board”) waiving the ordinary statutory requirement of Indiana Law (Ind. Code. § 23-1-40-3(b)) that a board of directors must recommend a plan of merger or share exchange to a company’s shareholders. The proposed basis for the waiver is that there are “special circumstances” present with respect to the Proposed Acquisition. Yet, no such “special circumstances” have been identified.
     4. In this action, Plaintiff seeks to enjoin the planned waiver of the requirements of I.C. § 23-1-40-3(b) requiring the Board make a recommendation to Emmis’ shareholders in connection with the Proposed Acquisition and the breach of fiduciary duties by Defendants Smulyan and JS Acquisition.
PARTIES
     5. Plaintiff is, and has been at all times relevant hereto, an Emmis shareholder.
     6. Defendant JS Acquisition is an investment entity and has entered into the Proposed Acquisition.

     7. Defendant Jeffrey H. Smulyan (“Smulyan”) is an Emmis director and serves as the Company’s Chairman, Chief Executive Officer and President. Pursuant to the terms of the Proposed Acquisition, Defendant Smulyan has proposed to take Emmis private, cash out the interests of holders of Company Common Stock, and benefit from the future performance of the Company as the United States emerges from the recent economic recession. Defendant Smulyan currently owns, or beneficially controls approximately 100% of the Company’s Class B common stock, giving Defendant Smulyan 74.4% of the voting rights held by Company’s shareholders. Therefore, Defendant Smulyan can vote through the Proposed Acquisition to his benefit but to the detriment of the Company’s public shareholders.
     8. Defendants Susan B. Bayh (“Bayh”), Gary L. Kaseff (“Kaseff’), Richard A. Leventhal (“Leventhal”), Peter A. Lund (“Lund”), Greg A. Nathanson (“Nathanson”), Lawrence B. Sorrel (“Sorrel”), and Patrick M. Walsh (“Walsh”) are members of the board of directors of Emmis and together with Defendant Smulyan are collectively referred to as the Individual Defendants.
     9. Defendant Emmis is incorporated under the laws of the State of Indiana and maintains its corporate headquarters at 40 Monument Circle One Emmis Plaza Suite 700 Indianapolis, IN 46204. Emmis is a necessary party for the relief sought herein.
CLASS ACTION ALLEGATIONS
     10. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Indiana Rules of Trial Procedure on behalf of all holders of Emmis stock who are being and will be harmed by Defendants’ actions described herein (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any Defendants.

     11. This action is properly maintainable as a class action.
     12. The Class is so numerous that joinder of all members is impracticable. Emmis has over 32 million shares of Class A Common Stock outstanding, which are owned by thousands of shareholders.
     13. There are questions of law and fact that are common to the Class including, inter alia, the following:
     (a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty and due care to Plaintiff and the other members of the Class in connection with the Proposed Acquisition;
     (b) whether Plaintiff and the other members of the Class will be irreparably harmed if the transactions complained of herein are consummated;
     (c) whether the Individual Directors are properly valuing Emmis, including enacting a meaningful market check to determine the Company’s market value; and
     (d) whether the Individual Defendants are putting their own interests and those of Defendant Smulyan ahead of those of the Company’s public shareholders.
     14. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.
     15. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

     16. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications, which would establish incompatible standards of conduct for the party opposing the Class.
     17. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
FACTUAL ALLEGATIONS
     18. The Company has performed well in recent months and has promising products, services and a bright financial future. Accordingly, the trading price of the Company’s Common Stock has increased dramatically reflecting the improved economic performance and prospects of the Company. Indeed, the trading price of the Company’s Common Stock has rebounded to the level at which it was trading in September 2008, just prior to the economic recession taking grip.
     19. Thus, on January 8, 2010, Emmis filed with the Securities and Exchange Commission (the “SEC”) a Form 10-Q for the fiscal quarter ended November 30, 2009, which showed that Emmis had operating income of just over $9 million, compared with an operating loss of almost $200 million in the same period the previous year.
     20. Similarly, on May 13, 2009, the Company issued a press report announcing the Company’s financial results for the quarter ended February 28, 2009, in which Defendant Smulyan was quoted as saying, in pertinent part:
     Across our properties, we see signs that the operating environment is slowly improving. These improvements coupled with recent actions to LMA KMVN-FM in Los Angeles and repurchase and retire $78.5 million of our bank debt for $44.7 million position Emmis well for the inevitable rebound in our radio and publishing operations.

     21. The recent increase of the trading price of the Company’s securities, and the beginning of the end of the recession in the United States, makes clear that the Proposed Acquisition has been initiated to allow Defendant Smulyan to profit from the “inevitable rebound” in the operations of the Company.
     22. On April 26, 2010, Defendants JS Acquisition and Alden issued a press release announcing the Proposed Acquisition (the “Press Release”), which stated, in pertinent part:
     INDIANAPOLIS, April 26 /PRNewswire/ — JS Acquisition, Inc. (“JS Acquisition”) and Alden Global Capital (“Alden”) today announced that they have entered into a Letter of Intent pursuant to which JS Acquisition intends to purchase all shares of Class A common stock of Emmis Communications Corporation (“Emmis”; Nasdaq: EMMS) (excluding shares owned by JS Acquisition, Mr. Jeffrey H. Smulyan and his affiliates) at a price per share of $2.40. The consideration offered for Emmis’ Class A common stock represents a 74% premium over the 30-trading day average closing price of the Class A Common Stock and a 118% premium over the l80-trading day average closing price of the Class A Common Stock. Alden Global Capital is a private asset management company with over $3 billion under management.
     The Letter of Intent also contemplates an offer to exchange all of the outstanding shares of preferred stock of Emmis (the “Preferred Stock”) for newly-issued 12% senior subordinated notes due 2017 of Emmis (the “Debt”) with an aggregate principal amount equal to 60% of the aggregate liquidation preference (excluding accrued and unpaid dividends) of the Preferred Stock. The consideration offered for the Preferred Stock represents a 73% premium over the 30-trading day average closing price of the Preferred Stock and a 133% premium over the l80-trading day average closing price of the Preferred Stock. The exchange offer is expected to be exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(9). In connection with the exchange offer, exchanging holders will be required to consent to (i) eliminate Section 11 of Exhibit A to Emmis’ Articles of Incorporation (providing for a Going Private Redemption), (ii) provide for the automatic conversion of the Preferred Stock upon a merger into that amount of consideration that would be paid to holders of shares of the Class A Common Stock into which the Preferred Stock was convertible immediately prior to the merger, and (iii) eliminate the right of the holders of the Preferred Stock to nominate directors to Emmis’ board of directors. Alden, which currently holds 42% of the Preferred Stock, has agreed to consent to such amendments and exchange its Preferred Stock for Debt.
     Upon completion of the Transactions, Mr. Smulyan will hold substantially all of a new class of voting common stock of Emmis and Mr. Smulyan and his affiliates will hold all of the outstanding common stock of JS Acquisition. JS Acquisition will own all of a new class of non-voting common stock of Emmis that will represent substantially all of the outstanding equity value of Emmis. Alden has agreed to purchase $80 million principal amount of Series A Convertible Redeemable PIK Preferred Stock of JS Acquisition and will receive nominally-priced warrants in connection therewith.
     The completion of the Transactions is subject to certain conditions including (i) receipt of all required stockholder approval of the Transactions, (ii) the exchange of 66 2/3% of the Preferred Stock, (iii) the completion and effectiveness of the amendments to the terms of the Preferred Stock, (iv) the satisfaction of applicable regulatory requirements, (v) the Emmis board of directors waiving certain provisions of the Indiana Business Corporations Law and agreeing to submit any required merger directly to the Emmis stockholders for approval without the Board’s recommendation of the merger, (vi) the execution of definitive documentation, (vii) simultaneous completion of all parts of the Transactions and (vii) other customary conditions.
     23. The timing of the Proposed Acquisition has been engineered to take advantage of a recent decline in the trading price of Emmis’ shares and if consummated will result in Emmis’ shareholders being cashed out of their interest in the Company at below the Company’s true value. The Acquisition Group and the Company have yet to disclose material information concerning the Offer Price in SEC filings related to the Proposed Acquisition, nevertheless, it is likely the Offer Price reflects an inadequate premium to the trading price of the Company’s common stock prior to the announcement of the Proposed Acquisition given that Emmis has such a promising financial future.
     24. In addition, the letter of intent (“Letter of Intent”) signed by Defendant JS Acquisition and Defendant Smulyan makes the Proposed Acquisition subject to the condition that Emmis’ board of directors (the “Board”) will utilize the Indiana Business Corporation Law special circumstances exception (I.C. § 23-1-40-3(b)(l)) to submit the merger directly to Emmis’ shareholders without Board recommendation of the Proposed Acquisition. There are, however, no special circumstances existing with respect to the transaction.
     25. Unless enjoined by this Court, Defendants will continue to breach and/or aid the breaches of fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed

Acquisition, which will deprive Class members of their fair share of Emmis’ valuable assets and businesses, to the irreparable harm of the Class.
     26. Plaintiff and the other members of the Class have no adequate remedy at law.
COUNT I
Claim for Violations of I.C. § 23-1-40-3(b)
     27. Plaintiff repeats and re-alleges each allegation set forth above as though repeated herein. This claim arises pursuant to I.C. § 23-1-40-3(b) of Indiana Business Corporation Law.
     28. Indiana law provides that the Board must recommend the Proposed Acquisition to Emmis’ shareholders, unless the Board determines that because of conflict of interest or other special circumstances it should make no recommendation and communicates the basis for its determination to the shareholders with the Proposed Acquisition.
     29. Defendants Smulyan and JS Acquisition are seeking to cause the Board to act in derogation of the statutory requirements of I.C. § 23-1-40-3(b) based upon the existence of special circumstances.
     30. No special circumstances exist with respect to the Proposed Acquisition.
     31. Unless enjoined by this Court, Defendants will violate the requirements of I.C. § 23-1-40-3(b) and will be irreparably harmed by the failure to comply with I.C. § 23-1-40-3(b).
COUNT II
Claim for Breaches of Fiduciary Duties
     32. Plaintiff repeats and re-alleges each allegation set forth above as though repeated herein.

     33. The Individual Defendants, as officers and directors of the Company, owe fiduciary duties to Emmis’ public shareholders, including the duty to adequately inform shareholders as to the terms of the Proposed Acquisition and maximize shareholder value in a proposed sale of the Company. As alleged herein, Plaintiff believes the Individual Defendants, by reason of their majority ownership of shareholder voting rights, or their deference to the Company’s majority shareholder, plan not to fulfill their fiduciary duties to the Company’s public shareholders, but instead allow the Proposed Acquisition to be consummated, all to the detriment of the Company’s public shareholders.
     34. The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public shareholders of Emmis. By the acts, transactions and courses of conduct alleged herein, Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Emmis.
     35. The Individual Defendants have violated their fiduciary duties by agreeing to, or acquiescing in, the Proposed Acquisition to the detriment of Plaintiff and the Company’s public shareholders. Individual Defendants have therefore deprived Plaintiff and members of the proposed Class of the true value of their investment in Emmis.
     36. As demonstrated by the allegations above, Individual Defendants have failed to exercise the care required, and breached their duties of loyalty because, among other reasons:
     (a) they have failed to properly value the Company;
     (b) they have failed to take steps to maximize the value of Emmis to its public shareholders; and

     (c) they have agreed to the Proposed Acquisition in favor of themselves and/or the Acquisition Group.
     37. Defendant JS Acquisition, by reason of its status as a party to the Proposed Acquisition, its possession of non-public information, and/or its ownership of Company securities, and its affiliation with Defendant Smulyan, all as alleged in detail herein, have aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.
     38. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendant JS Acquisition who, therefore, aided and abetted such breaches in the proposed sale of Emmis to the Acquisition Group.
     39. As a result of the unlawful actions of Defendant JS Acquisition, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Emmis’ assets and business. Unless Defendants’ actions are enjoined by the Court, they will continue to breach their fiduciary duties and/or aid and abet other Defendants in breaches of their fiduciary duties owed to Plaintiff and the members of the Class.
     40. Plaintiff and the Class have no adequate remedy at law.
PRAYERS FOR RELIEF
     WHEREFORE, Plaintiff demands relief, in Plaintiff’s favor and in favor of the Class and against Defendants, as follows:
     a) Declaring and decreeing that the Proposed Acquisition is in breach of the fiduciary duties of Defendants and is therefore unlawful and unenforceable;
     b) Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company complies with I.C. § 23-1-40-3(b);

     c) Directing the Individual Defendants to exercise their fiduciary duties to act in the best interests of Emmis’ shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for Plaintiff and other Emmis public shareholders;
     d) Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     e) Granting such other and further equitable relief as this Court may deem just and proper.

Dated: May 6, 2010	Respectfully submitted,

Irwin B. Levin, #8786-49
Richard E. Shevitz, #12007-49
Scott D. Gilchrist, #16720-53
Vess A. Miller, #26495-53
COHEN & MALAD, LLP
One Indiana Square, Ste. 1400
Indianapolis, IN 46204
Telephone: (317) 636-6481
Facsimile: (317) 636-2593

Jeffrey S. Abraham
Lawrence D. Levit
ABRAHAM, FRUCHTER & TWERSKY, LLP
One Penn Plaza, Suite 2805
New York, N.Y. 10119
Telephone: (212) 279-5050
Facsimile: (212) 279-3655